UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”), under the terms of CVM Instruction No. 358/2002 (“ICVM 358”), as amended, in accordance to the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020, September 7, 2020 and December 14, 2020, hereby informs its shareholders and the market in general that, on January 28, 2021, the Purchase and Sale Agreement of Shares and Other Covenants (“Agreement”) was executed by and between Oi Móvel SA - In Judicial Recovery, as Seller; the Company, Tim S.A. and Claro S.A., as Buyers and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the Seller's obligations. The Agreement was executed as a result of the competitive procedure for the sale of the assets of the mobile operation - Grupo Oi's Personal Mobile Service (“UPI Mobile Assets”), in a judicial auction held on 12.14.2020 in which the Company and the other buyers were declared winners. The completion of the acquisition by the Buyers of the UPI Mobile Assets shall take place according to the segregation plan of such assets, so that each of the Buyers will acquire shares of an SPE containing their assets from the UPI Mobile Assets. The completion of the acquisition is also subject to certain precedent conditions usually applicable to this type of transaction and set forth in the Agreement, such as the prior consent of ANATEL and approval by CADE, as well as, if applicable, the submission to the general shareholders' meeting of Company, under the terms of article 256 of the Corporations Law, in which case additional information will be disclosed in due course. This transaction, as of its completion, will bring benefits to the Company's shareholders through the generation of revenues and efficiencies due to operational synergies, as well as to its customers, as a result of the Company's commitment to excellence in the quality of the services provided and, finally, to the sector as a whole due to the reinforcement in the capacity to make investments and create technological innovations in a sustainable way, contributing to the digitalization of the country. The acquisition by the Company of a portion of the UPI Mobile Assets represents another important step in the Company's purpose of digitalize to bring closer. The Company will keep its shareholders and the general market duly informed of the progress of the acquisition process, under the terms of ICVM 358 and applicable legislation.

São Paulo, January 29, 2021.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	January 29, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director